                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         ACTUATE SOFTWARE CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   00508B102
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                                (CUSIP Number)

                             NICOLAS C. NIERENBERG
                       C/O ACTUATE SOFTWARE CORPORATION
                           999 BAKER WAY, SUITE 270
                             SAN MATEO, CA  94404
                                (650) 638-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 17, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      E-1
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                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 00508B102
-----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Nicolas C. Nierenberg
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X] Not Applicable
                                                      (b) [_]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS

      PF
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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e) __
      N/A
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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     NUMBER OF       7    SOLE VOTING POWER
      SHARES              1,500,000
   BENEFICIALLY
     OWNED BY      -----------------------------------------------------------
       EACH          8    SHARED VOTING POWER
    REPORTING             0
      PERSON       -----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER
                          1,500,000
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,500,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      __
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.9%
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14    TYPE OF REPORTING PERSON*
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                 SCHEDULE 13D

Item 1.   Security and Issuer.
          -------------------

               This statement on Schedule 13D relates to the Common Stock of Actuate Software Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 Baker Way, Suite 270, San Mateo, California 94404.

Item 2.   Identity and Background.
          -----------------------

               (a) This statement is filed by Nicolas C. Nierenberg (the "Reporting Person").

               (b) The address of the Reporting Person is c/o Actuate Software Corporation, 999 Baker Way, Suite 270, Menlo Park, CA 94404.

               (c)  Present Principal Business or Employment:

                    1.  Chief Executive Officer of Issuer

                    2.  Chairman of the Board of Directors of Issuer

               (d) and (e) During the last five years the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

               (f)  The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

               Mr. Nierenberg purchased 1,350,000 shares of the Issuer for an aggregate price of $135 pursuant to a Shareholders Agreement dated as of November 24, 1993 by and between the Issuer and Mr. Nierenberg. Mr. Nierenberg purchased all shares of Common Stock of the Issuer with personal funds.

               Mr. Nierenberg acquired 150,000 options to purchase Common Stock of the Issuer at a price of $0.62 per share pursuant to an Option Agreement dated as of August 26, 1997 by and between the Issuer and Mr. Nierenberg. This option is exercisable within 60 days.

Item 4.   Purpose of Transaction.
          ----------------------

               At the time of acquiring the Common Stock and the option to purchase Common Stock referenced herein, Mr. Nierenberg was, and currently is, the Chief Executive Officer of the

Issuer. Mr. Nierenberg acquired the 1,350,000 shares of Common Stock in connection with the initial capitalization of the Company and believes that his holding or controlling a significant interest in the issuer assists in aligning the interests of management and stockholders.

               Mr. Nierenberg may acquire, from time to time, additional shares of the Common Stock or other securities of the Issuer in the open market, in privately negotiated transactions, by exercise of options or otherwise. Mr. Nierenberg may, from time to time, retain or sell all or a portion of his holdings of the shares of Common Stock in the open market or in privately negotiated transactions. Any action that Mr. Nierenberg might undertake will be dependent upon his review of numerous factors, including, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Issuer's business operations and investment opportunities; the actions of others in management and the Board of Directors of the Issuer; and other future developments. Although the foregoing reflects activities presently contemplated Mr. Nierenberg with respect to the Issuer, the foregoing is subject to change at any time.

               Other than as described above, Mr. Nierenberg does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any material change in the present capitalization of dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control or the Issuer by any persons; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12
(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

               (a) Mr. Nierenberg holds 1,350,000 shares of Common Stock and options to purchase 150,000 shares of Common Stock collectively representing approximately 10.9% of the outstanding Common Stock.

               (b) Mr. Nierenberg has sole voting and dispositive power over 1,350,000 shares of Common Stock, representing approximately 9.8% of the outstanding Common Stock.

               (c) On December 11, 1998, Mr. Nierenberg was granted an option to purchase 100,000 shares of Common Stock.

               (d) No person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares of Common Stock of the Issuer owned by the respective Reporting Person.

               (e)  [Not Applicable]

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

               (a) On November 24, 1993, the Issuer and Mr. Nierenberg entered into a Shareholders Agreement for the purchase of 1,500,000 shares of Common Stock for an aggregate purchase price of $150. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 1 which is hereby incorporated by reference.

               (b) On August 26, 1997, the Issuer and Mr. Nierenberg entered into an Option Agreement for an option to purchase 150,000 shares of Common Stock at purchase price of $0.62 per share. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 2 which is hereby incorporated by reference.

               (c) On December 11, 1998, the Issuer and Mr. Nierenberg entered into an Option Agreement for an option to purchase 100,000 shares of Common Stock at a purchase price of $14.125 per share. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 1 which is hereby incorporated by reference.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

               The following documents are included as exhibits:

               EXHIBIT 1 Share Purchase Agreement dated November 24, 1993 by and between the Issuer and Nicolas C. Nierenberg.

               EXHIBIT 2 Notice of Grant of Stock Options and Option Agreement dated August 26, 1997 by and between the Issuer and Nicolas C. Nierenberg.

               EXHIBIT 3 Notice of Grant of Stock Options and Option Agreement dated December 11, 1998 by and between the Issuer and Nicolas C. Nierenberg.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 1999

                                       NICOLAS C. NIERENBERG


                                       /s/ Nicolas C. Nierenberg
                                       -----------------------------------
                                       Nicolas C. Nierenberg